		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

George R. Bason, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4340 tel 212 701 5340 fax george.bason@davispolk.com

September 3, 2015
Re:	Siliconware Precision Industries Co., Ltd. Amendment No. 4 to Schedule TO-T filed September 1, 2015 by Advanced Semiconductor Engineering, Inc., File No. 005-79592

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Mr. Orlic:

On behalf of Advanced Semiconductor Engineering, Inc. (“ASE”), we hereby submit ASE’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 1, 2015 with respect to the above-referenced Schedule TO-T (the “Schedule TO-T”) filed in connection with ASE’s offer to purchase up to 779,000,000 common shares, including those represented by American depositary shares, representing approximately 24.99% of the issued and outstanding share capital, of Siliconware Precision Industries Co., Ltd. (“SPIL”) through concurrent tender offers in the United States and the Republic of China.

This letter and Amendment No. 5 to the Schedule TO-T (“Amendment No. 5”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 5.

For the convenience of the Staff, each of the Staff’s comments is reproduced in bold and is followed by the corresponding response of ASE. All defined terms in this letter have the same meaning as in the Amended and Restated U.S. Offer to Purchase filed as an exhibit to the Schedule TO-T (the “U.S. Offer to Purchase”), unless otherwise indicated.

General

1.	Please confirm that Republic of China law expressly precludes the exclusion of U.S. holders from the ROC Offer, and revise your offer materials to fully and adequately disclose the risks of participating in the ROC Offer, or direct us to current disclosure that you believe satisfies this requirement. See Rule 14d-1(d)(2)(ii).

2	September 3, 2015

Response:

ASE supplementally advises the Staff that Article 43-2 of the Republic of China Securities and Exchange Act expressly precludes the exclusion of U.S. holders from the ROC Offer.1 In response to the Staff’s comment, additional disclosure has been added on page 4 of the U.S. Offer to Purchase under the heading “What are the principal differences between the U.S. Offer and the ROC Offer?” and on page 11 of the U.S. Offer to Purchase under the heading “The Offer—Section 1—Background of the U.S. Offer—Dual Offer Structure”. Please see Amendment No. 5.

2.	Please disclose the offer prices in U.S. dollars as of commencement.

Response:

In response to the Staff’s comment, additional disclosure has been added on page 3 of the U.S. Offer to Purchase under the heading “How much are you offering to pay for my securities and what is the form of payment?” and on page 12 of the U.S. Offer to Purchase under the heading “The Offer—Section 2—Terms of the U.S. Offer”. Please see Amendment No. 5.

3.	Disclosure states that amounts payable in respect of ADSs will be less applicable taxes and other governmental charges, if any. Please disclose the nature and potential amounts of these governmental charges.

Response:

ASE supplementally advises the Staff that no such taxes or governmental charges are expected to be deducted from amounts payable in respect of ADSs. References to such taxes and governmental charges have been deleted in Amendment No. 5.

What happens if shareholders tender more ADSs and Common Shares…?, page 7

4.	In the next to last sentence of this section, please clarify that, in calculating the proration factor, the divisor will include the number of Common Shares tendered in the U.S. Offer.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 7 of the U.S. Offer to Purchase under the heading “What happens if shareholders tender more ADSs and Common Shares than you have agreed to buy?” and on page 12 of the U.S. Offer to Purchase under the heading “The Offer—Section 2—Terms of the U.S. Offer”. Please see Amendment No. 5.

How long do I have to decide whether to tender in the U.S. Offer?, page 7

5.	Please confirm, and consider revising your disclosure to indicate, that the ROC Offer will not extend beyond the U.S. Offer.

1 Link to English translation:

http://eng.selaw.com.tw/LawArticle.aspx?LawID=FL007009&ModifyDate=1040701&rng=43.2

3	September 3, 2015

Response:

ASE supplementally advises the Staff that the ROC Offer and the U.S. Offer are scheduled to expire on the same calendar day. Subject to applicable law, if the ROC Offer is extended, ASE expects that the U.S. Offer will be extended so that each Offer expires on the same calendar day and vice versa. In response to the Staff’s comment, additional disclosure has been added on page 7 of the U.S. Offer to Purchase under the heading “How long do I have to decide whether to tender in the U.S. Offer?”. Please see Amendment No. 5.

Acceptance for Payment and Payment, page 13

6.	We note the fourth sentence in this section. Please tell us how you determined that this is consistent with Rule 14e-1(c).

Response:

ASE interprets this comment as relating to the last sentence of the first paragraph on page 13 of the U.S. Offer to Purchase under the heading “The Offer—Section 2—Acceptance for Payment and Payment”. Because SPIL is a foreign private issuer and, following a review of all publicly available information, ASE has determined to the best of its ability that U.S. holders hold less than forty percent of SPIL’s Common Shares, the U.S. Offer is afforded “Tier II” exemptive relief under Rule 14d-1(d). Rule 14d-1(d)(2)(iv) provides that “payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(c).” ASE supplementally advises the Staff that under Republic of China prompt payment rules, payment for accepted tenders must occur within 5 business days after expiration of the ROC Offer and market practice in the Republic of China is to make payment on the fifth business day following expiration.2 ASE undertakes to pay the consideration offered as soon as possible following expiration of the Offers, however, in the context of a third-party tender offer, ASE does not have access to SPIL’s stockholder records. Without such records, the ADS Tender Agent and the Common Share Tender Agent will each be required to complete a validation process following expiration of the Offers and prior to payment of the consideration offered.

**************

ASE has authorized us to confirm on its behalf that:

•	ASE is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ASE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2 See page 18 of the Tender Offer Q&A published by the Securities and Futures Bureau of the Republic of China Financial Supervisory Commission on February 4, 2013 (no English translation is available):

http://www.sfb.gov.tw/ch/home.jsp?id=30&parentpath=0,6.

4	September 3, 2015

Please contact the undersigned at (212) 450-4340 should you require further information or have any questions.

Sincerely,

/s/ George R. Bason, Jr.

George R. Bason, Jr.

cc:	Joseph Tung Chief Financial Officer Advanced Semiconductor Engineering, Inc.